Exhibit 17.1
Mr. William Shanahan
455 Post Road, Suite 201
Darien, CT 06820
June 30, 2010
Gregory T. Lucier
Chairman and Chief Executive Officer
Life Technologies Corporation
5719 Van Allen Way
Carlsbad, California 92008
RE: Retirement from Board of Directors
Dear Greg:
I regret to inform you that I have decided to retire as a member of the Board of Directors of Life Technologies Corporation effective June 30, 2010, in order to have time to pursue other matters.
It has been my great pleasure to serve on the board for the last year and a half, and I am confident that you and the board will continue to successfully shape and guide the direction of the company.
I wish you, the board, the employees, and the stockholders of the company every success in the future.
Sincerely,
/s/ William S. Shanahan
William S. Shanahan